Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

Messaging Platform of the Combined Company – Corporate Messaging and Positioning

Dated as of April 5, 2010

Who is the Combined Company?

We are a leading scientific informatics software company.

What does the Combined Company do?

Uniquely offers the industry’s only scientific informatics system that captures and enables more agile end-to-end scientific workflows, analytics and IP management to achieve better insights and outcomes from R&D.

What is the benefit?

Our solution delivers open, flexible and agile scientific R&D environments, improving process efficiencies, reducing operating costs, ensuring compliance with industry regulations and increasing the potential for innovation through global collaboration.

How does the Combined Company do this?

Through the accurate and timely capture of information, decision making and reporting that mirrors preferred scientific workflows.

What is the benefit for scientists?

Increased productivity by reducing the time spent on low value tasks, generating better scientific insights, and increasing the potential for innovation.

What is the benefit for research managers?

More efficient and effective laboratories and departments through improved planning, streamlined processes, compliant procedures, fewer errors, and lower operating costs.

What is the benefit for the VP of R&D?

Improved performance of R&D through higher productivity, shorter product development cycles, lower operating costs, and increased innovation.

What is the benefit for IT?

Proven enterprise scientific solutions which are reliable, scalable and easy to use, ensuring compliance with industry regulations, enabling researchers to require less IT assistance, while improving the retention of institutional knowledge.

How are you different?

We uniquely offer an open, enterprise-scale informatics system for global scientific R&D, have deep domain expertise in chemistry, biology and materials science, a dedicated professional services organization and a vibrant, growing, partner ecosystem to ensure customer success.

Elevator Pitch

The combined company is a leading scientific informatics software company, with deep domain expertise in chemistry, biology and materials science. We uniquely offer an open, enterprise-scale, informatics system for global scientific R&D. This enables our customers to improve scientific performance by creating more open, flexible and agile environments, streamlining workflows, reducing operating costs, and increasing the potential for innovation.

Boilerplate

The combined company is a leading scientific informatics software company, with deep domain expertise in chemistry, biology and materials science. We uniquely offer an open enterprise-scale informatics system for global scientific R&D, that delivers more open, flexible and agile environments, streamlined processes, reduced operating costs, improving scientific decisions and outcomes.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits and synergies expected to result from the proposed merger; the anticipated customer base for Accelrys, Inc. (the “Company”) and Symyx Technologies, Inc. (“Symyx”) following the completion of the proposed merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and Symyx and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and neither the Company nor Symyx undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of the Company and Symyx; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the consummation of the contemplated merger, including the risk that the required stockholder approval might not be obtained in timely manner or at all or that other closing conditions will not be satisfied; the failure to realize synergies and cost savings from the transaction or delay in realization thereof; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of the Company for the year ended March 31, 2009, which was filed with the Securities and Exchange Commission (“SEC”) on May 26, 2009, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Symyx for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of the Company and Symyx.

Important Merger Information and Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, the Company and Symyx will file relevant materials with the SEC, including the filing by the Company of a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Investors are strongly urged to read the joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by the Company and Symyx, because they will contain important information about the Company, Symyx and the proposed merger. The joint proxy statement/prospectus and other documents that will be filed by the Company and Symyx with the SEC will be available free of charge at the SEC’s website, www.sec.gov, by directing a request when such a filing is made to the Company, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 1263 East Arques Avenue, Sunnyvale, CA 94085, Attention: Corporate Secretary.

The Company, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of the Company is set forth in the Company’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009. Certain directors and executive officers of the Company and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus of the Company and Symyx will file with the SEC when it becomes available.